UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited dated February 14, 2008.

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports fourth quarter 2007 results and quarterly dividend of $0.55 per share

Reports fourth quarter 2007 results and quarterly dividend of $0.55 per share

Ship Finance International Limited (“Ship Finance” or the “Company”) announces the financial results for the quarter ended December 31, 2007.

Highlights

•	Declared a quarterly cash dividend of $0.55 per share.

•	Reported net income for the quarter of $52.4 million or $0.72 per share, including profit share of $31.4 million or $0.43 per share.

•	$6.0 million or $0.08 per share non-cash negative adjustment in mark-to-market of interest rate swaps, due to lower interest rates at the end of the fourth quarter compared to the previous quarter.

•	Fixed-rate charter hire, excluding profit share contribution was $137.1 million, or $1.88 per share in the quarter.

•
Announced the sale of the single hull VLCC Front Duchess and the double-sided Suezmax tankers Front Birch and Front Maple. Net cash proceeds from the sales after debt prepayment and compensation to Frontline Ltd. (“Frontline”) is estimated to be approximately $58.0 million.

•	Six offshore supply vessels in operation by January 2008. All six vessels are employed on 12-year charters, representing a total charter backlog of $337 million as of December 31, 2007.

•	New 12-year charters for the 2005-built container vessels Sea Alfa and Sea Beta to an Asia-based regional liner company, increasing our fixed-rate charter backlog by $117 million.

Dividends and Results for the Quarter ended December 31, 2007

The Board of Directors has declared a cash dividend for the fourth quarter of $0.55 per share. The dividend will be paid on or about March 10, 2008 to shareholders of record as of February 26, 2008. The ex-dividend date will be February 22, 2008.

The Company reported total operating revenues of $122.3 million or $1.68 per share in the fourth quarter. Net operating income for the quarter was $91.5 million or $1.26 per share and net income was $52.4 million or $0.72 per share.

The profit share recorded in the fourth quarter was $31.4 million, or $0.43 per share, up from $5.5 million or $0.08 per share in the third quarter. This is a combination of $16.1 million, or $0.22 per share, accumulated in the quarter, and $15.2 million, or $0.21 per share, accumulated in the first quarter of 2007, but previously not recognized in our income statement.

The fixed-rate charter hire increased to $137.1 million, or $1.88 per share in the quarter, up from $132.8 million, or $1.83 per share in the third quarter. Net of operating expenses and general and administrative expenses in the fourth quarter, the contribution from the fixed-rate charters was $108.1 million, or $1.49 per share, compared to $105.4 million, or $1.45 per share in the third quarter. This excludes profit share contribution.

As the majority of the Company’s assets are accounted for as finance leases, a significant portion of the charter hire received does not appear in the Income Statement. These amounts are classified as ‘repayment of investment in finance leases’, and are only included in the Statement of Cashflows. For the fourth quarter, this amounted to $46.2 million or $0.64 per share.

Liquidity and Capital Expenditure

Net cash provided by operating activities in the fourth quarter was $33.8 million, net cash provided by investing activities was $36.5 million and net cash used in financing activities was $37.5 million.

As of December 31, 2007, the Company had $164.1 million in available funds, comprised of $79.4 million in free cash and cash equivalents (including $1.1 million in a 100% owned subsidiary accounted for under the equity method) and $84.7 million in available credit lines. In the first quarter of 2008, Ship Finance will receive the $52.5 million profit share for the year ended December 31, 2007. The Company also owns several vessels without any associated debt, and if required, these vessels can be used as security for new borrowings to fund the equity portion in new projects.

As of December 31, 2007, the Company’s capital commitments relating to newbuildings and acquisitions are estimated as follows:

Period:	2008	2009	2010	Total
	$327 mill.	$276 mill.	$98 mill.	$701 mill.

The above amounts are net of any seller’s credits. In several of the projects, the equity from the Company has been paid in already, and a large portion of the remaining capital commitments will be financed by bank loans. Ship Finance has the capacity to continue investing in new projects without raising additional equity capital.

Business Update

After the completion of recently announced acquisitions and sales, the Company will have an operating fleet of 57 vessels and rigs and the Company has contracted to acquire 12 additional newbuildings.

The gross fixed-rate charter backlog was approximately $5.6 billion as of December 31, 2007, with average charter tenure of 10.4 years, or 13.5 years if weighted by charter revenue. Some of our charters have purchase options which, if exercised, will reduce the fixed charter backlog and average charter tenure.

31 of our crude oil tankers and 8 of our oil/bulk/ore (“OBO”) vessels operate on long term contracts to Frontline. In addition to the fixed base charter rate, Ship Finance is also entitled to receive 20% of the time charter equivalent (“TCE”) earnings for these vessels in excess of the base charter rate. For the fourth quarter 2007, the average base charter rate was approximately $26,300 for our VLCC’s and $20,700 for our Suezmax tankers and OBOs. The average vessel earnings have consistently been above the base charter rates since the Company’s inception in 2003.

The average daily TCE earned by Frontline in the fourth quarter in the spot and time charter period market from the Company’s VLCCs, Suezmax tankers and OBOs were approximately $48,000, $35,400 and $42,400, respectively. The corresponding average daily TCEs in the third quarter were approximately $33,000, $27,200 and $41,300, respectively.

The spot tanker market was weak going into the fourth quarter and continued at a relatively low level through October and the start of November. However, in mid November the VLCC rates rose sharply and continued to strengthen to exceptionally high levels at the end of December. In January the spot market softened from the peak, but has remained at firm levels. Based on the forward freight derivatives market, there is an expectation for a continued strong tanker market in 2008.

In November 2007, Ship Finance announced the agreement to acquire two additional offshore supply vessels from Deep Sea Supply Plc. (“Deep Sea”) in combination with 12-year bareboat charters back to Deep Sea. The vessels were delivered to Ship Finance in early January. As part of the agreement Deep Sea re-purchased one of the vessels previously acquired by Ship Finance, and after this transaction, we have a total of 6 vessels on long-term charters to Deep Sea. The vessels are accounted for as operating leases, and the average annual net cash contribution for the first seven years after estimated interest expense and debt repayment is estimated to approximately $0.11 per share.

In October 2007, the Company agreed to sell the single-hull VLCC Front Duchess to an unrelated third party for net sales proceeds of $54.5 million. Delivery to the new owner is expected to take place in February or March 2008. The net cash effect is estimated to be approximately $21.5 million, and the book profit approximately $2.3 million, and will be recognized in the first quarter of 2008.

In December 2007, we announced the sale of the double-sided Suezmax tankers Front Birch and Front Maple for total net sales proceeds of $80.0 million. Front Birch was delivered to the new owner in early December, and the net cash effect was approximately $18.5 million with a book profit of $6.6 mill. Front Maple was delivered to the new owner in late January 2008, and the net cash effect was approximately $18.0 million with an estimated book profit of approximately $6.4 million, which will be recognized in the first quarter of 2008.

In January 2008, the Company announced new 12-year charters for the two 1,700 TEU container vessels Sea Alfa and Sea Beta. The vessels will be chartered on time charter basis for the first year, and thereafter the charters will change to bareboat basis, where the charterer will pay for all vessel operating costs, including crewing, maintenance and dry-docking. The accumulated net charter revenues from the new charters will be approximately $117.4 million, and the charterer has been granted fixed price purchase options after 8, 10 and 12 years, respectively.

Corporate and Other Matters

At the end of the fourth quarter 2007, $449 million of the 8.5% Senior Notes due 2013 were outstanding. Of this, $122 million were subject to Bond Swap Agreements at quarter end, and this has subsequently increased to $139 million.  The financing cost on the Senior Notes held under Bond Swap Agreements is effectively reduced to approximately LIBOR plus 1% per annum.

In October 2007, the Company’s Board of Directors announced a share repurchase program. To preserve the Company’s capacity for new asset acquisitions, the Company has initially used Total Return Swaps (“TRS”) to effectively achieve the economic effect of repurchasing shares. The shares are technically owned by the banks who provide the TRS agreements, and no shares have been cancelled. As of December 31, 2007, the Company controlled approximately 349,000 shares through the TRS agreements, and this has subsequently increased to approximately 692,000 shares. Average cost basis for the shares is $25.66 per share.

The Board has approved a Dividend Reinvestment Plan and a Direct Stock Purchase Plan to facilitate individual shareholders who wish to invest in shares in the Company on a regular basis. All relevant details for how investors may join this plan will be announced in a separate press release.

Strategy and Outlook

After the completion of recently announced acquisitions and sales, the Company will have an operating fleet of 57 vessels and rigs, and the Company has contracted to acquire 12 additional newbuildings. The strategy of the Company is to increase its portfolio of assets and to employ its assets on medium to long-term contracts to support a predictable long-term dividend capacity.

The Company will seek to reduce the risks for its shareholders by investing in different sectors of the shipping and oil service industry and by having a diversified client base. During 2007, the Company has committed to new investments of $1.1 billion and these investments have increased the Company’s fixed charter income and dividend capacity.

The current uncertainty in the financial markets is in many respects positive for Ship Finance as the Company sees an increasing number of transaction opportunities. In these market conditions, the banks focus their attention and capacity on key clients with strong balance sheets, like Ship Finance. Therefore, the Company continue to see competitive financing terms for new projects.

In a more volatile capital market, we believe an additional strength is that we have a fully financed fleet without the need for additional equity capital to finance our existing commitments. Our strategy will then be to continue to grow the fleet with new accretive transactions, and in the current market environment we see more deal opportunities with better return characteristics than before.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 14, 2008
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 23114006 / +47 91198844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2007 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Twelve months ended
(in thousands of $ except per share data)	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
				(audited)

Charter revenues - operating lease	19,251	10,384	55,680	58,019
Charter revenues - finance lease	117,872	113,901	461,943	426,131
- less revenues classified as Repayment of investment in finance leases (1)	(46,228)	(37,279)	(173,193)	(136,760)
Profit share income	31,354	35,914	52,527	78,923
Other operating income	21	96	1,835	(1,655)
Total operating revenues (1)	122,270	123,016	398,792	424,658
Gain / -loss on sale of assets	6,573	(324)	41,669	9,806

Voyage expenses	204	179	921	1,736
Ship operating expenses	26,201	30,469	106,240	117,957
Administrative expenses	2,578	3,805	7,783	6,584
Depreciation	8,362	2,857	20,636	14,490
Total operating expenses	37,345	37,310	135,580	140,767

Operating income	91,498	85,382	304,881	293,697

Interest income	1,468	819	6,781	3,978
Interest expense	(34,681)	(29,877)	(130,401)	(113,588)
Results in associate	233	243	923	267
Other financial items	(6,162)	1,269	(14,460)	(3,733)
Foreign currency exchange gain / -loss	4	12	(17)	219
Taxes	-	(42)	-	(42)
Net income	52,360	57,806	167,707	180,798

Basic earnings per share ($)	$0.72	$0.79	$2.31	$2.48

Weighted average number of shares	72,743,737	72,743,737	72,743,737	72,764,285
Common shares outstanding	72,743,737	72,743,737	72,743,737	72,743,737

(1)
For all vessels on finance lease, the fixed charter payments are split in three elements; ‘Interest income’, ‘Repayment of investment in finance leases’ and ‘Service income’. The ‘Interest income’ and the ‘Service income’ are included in the Company’s Income Statement. ‘Repayment of investment in finance leases’ is not included in the Total operating revenues in the Income Statement, and appears in the Statement of Cashflows and in the Balance Sheet as a reduction of the balance “Investment in finance leases”.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2007 REPORT (UNAUDITED)

BALANCE SHEET	December 31, 2007	December 31, 2006
(in thousands of $)		(audited)
ASSETS
Short term
Cash and cash equivalents	78,255	64,569
Restricted cash	26,983	12,937
Amount due from related parties	42,014	63,024
Other current assets	186,343	166,623
Long term
Newbuildings and vessel purchase options	46,259	7,658
Vessels and equipment, net	583,244	238,891
Investment in finance leases	1,963,470	1,958,691
Investment in associate	4,530	3,698
Deferred charges	16,922	16,848
Other long-term assets	2,008	20,738
Total assets	2,950,028	2,553,677

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	179,428	144,451
Other current liabilities	42,804	14,793
Amount due to related parties	5,693	14,411
Long term
Long term interest bearing debt	2,090,566	1,770,749
Other long term liabilities	17,060	8,743
Stockholders’ equity (1)	614,477	600,530
Total liabilities and stockholders’ equity	2,950,028	2,553,677

(1)
As of December 31, 2007 Stockholders’ equity excludes $226 million of deferred equity which is being recognised over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortised to Stockholders’ equity in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2007 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Twelve months ended
(in thousands of $)	December 31, 2007	December 31, 2006	December 31, 2007	Dec. 31, 2006
				(audited)
OPERATING ACTIVITIES
Net income	52,360	57,806	167,707	180,798
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	8,830	3,710	23,554	17,559
Adjustment of financial derivatives to market value	5,545	(963)	12,557	6,375
Gain on sale of assets	(6,573)	-	(41,669)	(26,469)
Result in associate	(234)	(2,292)	(923)	(4,205)
Stock based compensation	315	49	785	49
Other	(22,893)	(1,070)	(51,278)	(5,140)
Change in operating assets and liabilities	(3,572)	(17,292)	91,684	24,530
Net cash provided by operating activities	33,778	39,948	202,417	193,497

INVESTING ACTIVITIES
Repayment of investments in finance leases	46,228	37,279	173,193	136,760
Net placement of restricted cash	(4,313)	(2,013)	(14,046)	(11,362)
Proceeds from sale of vessel/new buildings	23,832	37,863	152,659	75,606
Acquisition of subsidiaries, net of cash acquired	-	-	-	(34,810)
Net investment in newbuildings	(2,246)	(56,750)	(47,383)	(7,658)
Purchase of vessels	(26,987)	-	(644,287)	(266,750)
Investment in associate companies	(1)	2,008	92	508
Purchase of short term investment	-	-	3,000	(3,000)
Other investments	-	(3,000)	(2,008)	-
Net cash (used in) provided by investing activities	36,513	15,387	(378,780)	(110,706)

FINANCING ACTIVITIES
Repurchase of shares	-	-	-	(7,212)
Proceeds from long-term debt	57,125	91,588	620,225	312,588
Expenses paid in connection with securing finance	(329)	219	(3,432)	(1,047)
Repayment of long-term debt	(54,264)	(74,050)	(265,430)	(190,716)
Cash dividends paid	(39,997)	(38,554)	(159,335)	(149,123)
Deemed dividends paid	-	(1,644)	(1,979)	(15,569)
Net cash provided by (used in) financing activities	(37,465)	(22,441)	190,049	(51,079)

Net (decrease) increase in cash and cash equivalents	32,826	32,894	13,686	31,712
Cash and cash equivalents at start of period	45,429	31,675	64,569	32,857
Cash and cash equivalents at end of period	78,255	64,569	78,255	64,569

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ship Finance International Limited

Dated: March 5, 2008	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 861521